Electronic Articles of Organization
For
Florida Limited Liability Company

L22000078258
FILED 8:00 AM
February 17, 2022
Sec. Of State
bcoates

Article I

The name of the Limited Liability Company is:

SOLUTIONZ GROUP, LLC

Article II

The street address of the principal office of the Limited Liability Company is:

13153 GREENGAGE LANE
SUITE 100
TAMPA, FL.   33612

The mailing address of the Limited Liability Company is:

13153 GREENGAGE LANE
SUITE 100
TAMPA, FL.   33612

Article III

Other provisions, if any:

SOLUTIONZ GROUP COMPRISES OF A STRATEGIC CONSULTING
COMPANY, A TECHNOLOGY DIVISION, A MEDIA DIVISION AND AN
INCUBATOR FOR EARLY STAGE COMPANIES.

Article IV

The name and Florida street address of the registered agent is:

MICHAEL J FITZGERALD
13153 GREENGAGE LANE
SUITE 200
TAMPA, FL.   33612

Having been named as registered agent and to accept service of process for the above stated limited
liability company at the place designated in this certificate, I hereby accept the appointment as registered
agent and agree to act in this capacity. I further agree to comply with the provisions of all statutes
relating to the proper and complete performance of my duties, and I am familiar with and accept the
obligations of my position as registered agent.

Registered Agent Signature: MICHAEL J FITZGERALD

Article V

The name and address of person(s) authorized to manage LLC:

Title: MGR
CHICKE J FITZGERALD
13153 GREENGAGE LANE
TAMPA, FL. 33612

L22000078258
FILED 8:00 AM
February 17, 2022
Sec. Of State
bcoates

Article VI

The effective date for this Limited Liability Company shall be:

02/15/2022

Signature of member or an authorized representative

Electronic Signature: CHICKE J FITZGERALD

I am the member or authorized representative submitting these Articles of Organization and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of the LLC and every year thereafter to maintain "active" status.